Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-196568

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated June 16, 2014)

BAY BANCORP, INC.
5,576,611 Shares of Common Stock, par value $1.00 per Share

This prospectus supplement supplements the prospectus dated June 16, 2014 (the “prospectus”) and forms a part of Bay Bancorp, Inc.’s Registration Statement on Form S-3 (Registration No. 333-196568), which registered the resale of up to 9,239,143 shares of the Company’s common stock by the selling stockholders named in the prospectus.  This prospectus supplement provides information with respect to 29 new selling stockholders who received an aggregate of 5,483,116 shares of the Company’s common stock covered by the prospectus from Financial Services Partners Fund I, LLC (“FSPF”), which was named as a selling stockholder in the prospectus, and removes FSPF from the table of selling stockholders.  These new selling stockholders were owners of FSPF and received the shares for no consideration in connection with FSPF’s liquidation.  FSPF similarly distributed an aggregate of 3,662,532 shares covered by the prospectus to its other owners (the “Non-Electing FSPF Transferees”), but they have chosen not to participate in this offering.  The information contained in the prospectus regarding the selling stockholders other than FSPF, who own a total of 93,495 shares covered by the prospectus, has not changed.  Information regarding the Non-Electing FSPF Transferees is not included in this prospectus supplement and they are not named as selling stockholders.  Thus, this prospectus supplement covers the resale of up to 5,576,611 shares by the selling stockholders named below.  Because FSPF was the Company’s majority stockholder, this prospectus supplement also deletes a risk factor contained in the prospectus relating to the concentration of ownership in FSPF, which is no longer applicable.

This prospectus supplement should be read in conjunction with the prospectus.  If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Company’s common stock is listed on the NASDAQ Capital Market under the symbol “BYBK”.  On July 17, 2014, the closing sales price of the common stock on the NASDAQ Capital Market was $5.00 per share.  You are urged to obtain current market quotations of the Company’s common stock.

Investing in these securities involves certain risks.  See “RISK FACTORS” beginning on page 4 of the prospectus and under any similar headings in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unless otherwise mentioned or unless the context requires otherwise, references in this prospectus supplement to “the Company” refer to Bay Bancorp, Inc., references to “the Bank” refer to Bay Bank, F.S.B., references to “we”, “our”, and “us” refer to the Company and its consolidated subsidiaries; and references to “Jefferson” refer to Jefferson Bancorp, Inc.

This prospectus supplement updates the “RISK FACTORS” section of the prospectus that begins on page 4 by deleting the risk factor entitled, “Ownership of the Company is concentrated in one stockholder, and this concentration could reduce the demand for the common stock and/or have the effect of delaying or preventing certain corporate transactions.”

In addition, the section of the prospectus setting forth information concerning the selling stockholders is revised to read as follows:

SELLING STOCKHOLDERS

The prospectus relates to the sale or other disposition of up to 9,239,143 shares of the Company’s common stock by the selling stockholders named therein, their donees, pledgees, transferees or other successors-in-interest.  Of these shares, 9,145,648 shares have been transferred by FSPF, who was named as a selling stockholder in the prospectus, to its owners (the “FSPF Transferees”) for no consideration in connection with its liquidation.  FSPF Transferees who received an aggregate of 3,662,532 shares have chosen not to be named as selling stockholders for purposes of this offering.  The table and other information contained in this section reflect the foregoing transfer and provide updated information regarding the 5,576,611 shares covered by the prospectus that may be sold or otherwise disposed of by the selling stockholders named below, their donees, pledgees, transferees or other successors-in-interest, whom we collectively refer to as the “Selling Stockholders”.  These shares consist of 5,483,116 shares owned by FSPF Transferees and 93,495 shares owned by the original selling stockholders other than FSPF who are named in the prospectus.

The shares covered by the prospectus were issued by the Company in two separate private placement transactions, described below, that the Company conducted in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

On April 19, 2013, pursuant to the terms of an Agreement and Plan of Merger, dated as of April 8, 2012, by and among the Company, Jefferson and FSPF, the Company merged with Jefferson in a reverse-merger transaction, with the Company as the surviving corporation.  Upon the closing of the Merger, each outstanding share of Jefferson common stock, other than shares held by the Company, Jefferson or any of their respective wholly-owned subsidiaries and other than shares owned in a fiduciary capacity or as a result of debts previously contracted, was converted into the right to receive 2.2217 shares of the Company’s common stock.  As a result of the Merger, the Company issued 7,816,379 shares of common stock to FSPF, which was a stockholder of Jefferson.  In connection with the Merger, the Company entered into a Registration Rights Agreement with FSPF pursuant to which it agreed to file a registration statement, of which the prospectus and this prospectus supplement form a part, with the Commission to register the resale or other disposition of the shares issued to FSPF in the Merger.

On May 15, 2014, pursuant to the terms of a Securities Purchase Agreement dated as of May 15, 2014, the Company sold and issued an aggregate of 1,422,764 shares of its common stock to FSPF and the following directors and/or officers of the Company and the Bank:  Steven K. Breeden; Kevin G. Byrnes; Mark M. Caplan; Kevin B. Cashen; Harold I. Hackerman; Charles L. Maskell, Jr.; H. King Corbett; and Russ McAtee (the “May 2014 Offering”).  See the footnotes to the table below for information regarding these director and officer relationships.  In connection with that transaction, the Company entered into a Registration Rights Agreement with each of the investors pursuant to which it agreed to file a registration statement, of which the prospectus and this prospectus supplement form a part, with the Commission to register the resale or other disposition of the shares issued in the May 2014 Offering.

The table below presents information as of July 15, 2014 and sets forth the following information regarding the beneficial ownership of the Company’s common stock by the Selling Stockholders:  (i) the name of each Selling Stockholder; (ii) the number of shares of common stock beneficially owned by each Selling Stockholder; (iii) the number of shares of common stock which each Selling Stockholder may sell or otherwise dispose of pursuant to this prospectus; (iv) the number of shares of common stock beneficially owned by each Selling Stockholder assuming all of the shares of common stock covered by this prospectus are sold; and (v) the percentage of the outstanding shares of the common stock beneficially owned by each Selling Stockholder upon completion of this offering assuming all of the shares of common stock covered by this prospectus are sold.

All FSPF Transferees named below other than Richard J. Perry, Jr. have represented to the Company that they have not had any material relationship within the past three years with the Company or any of its predecessors or affiliates.  Between May 2004 and June 2014, Mr. Perry served as managing member and general counsel of Hovde Acquisition I LLC, which was FSPF’s managing member.

We have prepared this table using information furnished to us by the Selling Stockholders or their representatives.  For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes the right to acquire voting or investment control of shares of the Company’s common stock within 60 days.  Unless otherwise indicated below, to the Company’s knowledge, the Selling Stockholders have sole voting and investment power with respect to their shares of common stock.  The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

The Company’s registration of these shares of its common stock does not mean that the Selling Stockholders identified below will sell or otherwise dispose of all or any of those securities.  The Selling Stockholders may sell all, a portion or none of such shares from time to time.  The Company does not know the number of shares, if any, that will be offered for sale or other disposition by any of the Selling Stockholders under this prospectus.  Furthermore, the Selling Stockholders may have sold, transferred or disposed of a portion of their shares in transactions exempt from the registration requirements of the Securities Act since the date on which the Company filed this prospectus.

Name of Selling Stockholder	Shares Beneficially Owned		Shares Covered Hereby	Shares Beneficially Owned Following Completion of the Offering
				Shares	%(1)

Andrzej K. Rojek	207,180		207,180	0	-
Barone Family 1988 Trust	25,898	(2)	25,898	0	-
Carl Gille	103,591		103,591	0	-
CGM Capital, LLLP	51,794	(3)	51,794	0	-
Charles L. Maskell, Jr.	13,513	(4)	5,081	8,432	*
Cheston Enterprises, LLLP	25,898	(3)	25,898	0	-
CJA Private Equity Financial Restructuring Master Fund I L.P.	190,300	(5)	190,300	0	-
CLCD, LLC	25,898	(3)	25,898	0	-
Courtney Lynn Enterprises, LLLP	25,898	(3)	25,898	0	-
Equity Fund II, LLC	155,213	(6)	155,213	0	-
EREF-MP Alpha, LLC	1,618,436	(7)	1,618,436	0	-
Freestone Advantage Partners II, LP	1,193,727	(8)	1,193,727	0	-
Fundamental Credit LP	207,180	(9)	207,180	0	-
Gapstow Credit & Special Situations Master Fund LP	207,180	(5)	207,180	0	-
Greinke Personal Living Trust	103,591	(10)	103,591	0	-
H. King Corbett	47,227	(11)	1,016	46,211	*
Harold I. Hackerman	19,327	(12)	5,081	14,246	*
Jeffrey Kashdin	2,413		2,413	0	-
Kevin G. Byrnes	35,466	(13)	5,081	30,385	*
Kevin B. Cashen	164,916	(14)	4,065	160,851	1.5
LaM Financial Holdings, Ltd., LLLP	51,794	(3)	51,794	0	-
LBJ Holdings, LLC	103,591	(15)	103,591	0	-
Mark M. Caplan	91,173	(16)	50,813	40,360	*
Marquette Financial Companies	207,180	(17)	207,180	0	-
Mary P. Beaubien	207,180		207,180	0	-
NexTier Bank	207,180	(18)	207,180	0	-
Otis Road Investments, LP	103,591	(19)	103,591	0	-
PLC Family, L.P.	24,215	(20)	24,215	0	-
RHYS LTD Partnership, LLLP	103,591	(21)	103,591	0	-
Richard A. Barone	25,898		25,898	0	-
Richard J. Perry, Jr.	13,609		13,609	0	-
Roy Essarow 2005 Revocable Trust	51,737	(22)	51,737	0	-
Russ McAtee	52,033	(23)	2,033	50,000	*
Steven K. Breeden	63,466	(24)	20,325	43,141	*
The Rudnick Living Trust	103,476	(25)	103,476	0	-
TD Bank US Holding Company	103,591	(26)	103,591	0	-
TDC Family, L.P.	32,286	(27)	32,286	0	-
Total	5,970,237		5,576,611	393,626	3.6

Notes:
*	Represents less than 1.0%.
(1)
Percentage ownership is based on 10,818,773 shares of common stock outstanding as of July 15, 2014 plus, where appropriate, the number of shares that may be acquired within 60 days upon the exercise or exchange of outstanding warrants or exchangeable securities, respectively, owned by the Selling Stockholder.

(2)	Robert Barone and Diane Barone serve as trustees of the Selling Stockholder and, in such capacities, share investment and voting discretion with respect to the securities that it owns.
(3)
CVentures, Inc. (“CVentures”) is the general partner of the Selling Stockholder and, in such capacity, has sole investment and voting discretion with respect to the securities that it owns.  CVentures’ investment and voting powers are exercised by Richard I. Brown.

(4)	Mr. Maskell has served as a director of the Company since April 19, 2013 and of the Bank since May 2012. Between September 2011 and April 19, 2013, he served as a director of Jefferson.

(5)
Gapstow Capital Partners, L.P. (“GCP”) has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.  GCP’s investment and voting powers are exercised by a committee composed of Christopher J. Acito, Timothy Jackson, Manish Valecha and Virginia H. Kocher pursuant to the unanimous consent of its members.

(6)
Investment and voting discretion with respect to the securities owned by the Selling Stockholder are exercised by a committee composed of Harry Stinespring, III, Aspy Tantra and Chester V. Ward pursuant to the majority vote of its members.

(7)
East Rock Capital, LLC (“ERC”) serves as the investment manager of the Selling Stockholder’s managing member, East Rock Endowment Fund, LP, and, in such capacity, has sole voting and investment discretion over the securities owned by the Selling Stockholder.  ERC’s investment and voting powers are exercised by Graham Duncan and Adam Shapiro.

(8)
Freestone Investments LLC (“FI”) is the general partner of the Selling Stockholder and Freestone Capital Management, LLC (“FCM”) serves as the Selling Stockholder’s investment manager, and, in such capacities, FI and FCM share investment and voting discretion with respect to the securities owned by the Selling Stockholder.  The investment and voting powers of FI and FCM may be exercised by Gary I. Furukawa, Erik K. Morgan and/or James A. Rooney.

(9)	John W. Krieger has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.
(10)	Frank P. Greinke serves as the trustee of the Selling Stockholder and, in such capacity, has sole investment and voting discretion with respect to the securities that it owns.
(11)	Mr. Corbett has served as the Bank’s Executive Vice President and Chief Lending Officer since August 2010.
(12)
Mr. Hackerman has served as a director of the Company since 2002 and of the Bank since April 2013.  Between 2002 and Carrollton Bank’s merger with the Bank in April 2013, he served as a director of Carrollton Bank.

(13)	Mr. Byrnes has served as a director of the Company and the Bank since April 2013.
(14)
Mr. Cashen has served as a director and as the President and Chief Executive Officer of the Company since April 2013, and he has served as a director and the President and Chief Executive Officer of the Bank since July 2010.  Between July 2010 and the merger of Jefferson with the Company in April 2013, he served as a director of Jefferson.

(15)
HSP Group, LLC is the manager of the Selling Stockholder and, in such capacity, has sole investment and voting discretion with respect to the securities that it owns.  HSP Group, LLC’s investment and voting powers are exercised by Brian Potiker.

(16)	Mr. Caplan has served as a director of the Company since April 2013 and of the Bank since April 2012.
(17)	Bill Bonds, John Beuerlein, Kathi Rogers and Marla Yorston share investment and voting discretion with respect to the securities owned by the Selling Stockholder.
(18)
Investment and voting discretion with respect to the securities owned by the Selling Stockholders are exercised by a committee composed of Mark Schien Don Shamey and Mark Karenchak pursuant to the majority vote of its members.

(19)
Otis Management, LLC is the general partner of the Selling Stockholder and, in such capacity, has sole investment and voting discretion with respect to the securities that it owns.  The investment and voting powers of Otis Management, LLC are exercised by James G. Fitzgerald.

(20)	Patricia Chambers has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.
(21)	David Reese has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.
(22)	Roy Essarow serves as the trustee of the Selling Stockholder and, in such capacity, has sole investment and voting discretion with respect to the securities that it owns.
(23)	Mr. McAtee has served as the Bank’s Executive Vice President – Chief Retail Banking Officer since January 2, 2014.
(24)
Mr. Breeden has served as a director of the Company since 1995 and of the Bank since April 2013. Between 1995 and Carrollton Bank’s merger into the Bank in April 2013, he served as a director of Carrollton Bank.

(25)	Allan M. Rudnick and Paula Rudnick serve as trustees of the Selling Stockholder and, in such capacities, share investment and voting discretion with respect to the securities that it owns.
(26)	Carl Kopfinger has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.
(27)	Thomas Chambers has sole investment and voting discretion with respect to the securities owned by the Selling Stockholder.

Each of the Selling Stockholders has represented to the Company that it is not a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or an entity engaged in a business that would require it to be so registered, that it is not in the business of underwriting securities, and that it is not an affiliate of any of the foregoing except for (i) Freestone Advantage Partners II, LP, whose general partner and investment manager are affiliates of Freestone Securities LLC, a registered broker-dealer, (ii) Richard A. Barone, who, through a holding company, owns approximately 60% of Ancora Securities, Inc., a registered broker-dealer, and (iii) TD Bank US Holding Company, who is affiliated with TD Private Client Wealth LLC and TD Securities (USA) LLC, both of which are registered broker-dealers.  Each of Freestone Advantage Partners II, LP, Richard A. Barone, and TD Bank US Holding Company has represented to the Company that it acquired the securities to be sold in this offering in the ordinary course of its business and that it had no agreement or understanding with any person at the time it acquired such securities to distribute such securities.

The date of this prospectus supplement is July 18, 2014